===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________
                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

                              PICO Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   693366205
                                 (CUSIP Number)

                               Thomas D. Mueller
              Chief Operating Officer and Chief Compliance Officer
                      462 South Fourth Street, Suite 1600
                              Louisville, KY 40202
                                 (502) 371-4100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 25, 2015
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

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


--------- ----------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS

        RIVER ROAD ASSET MANAGEMENT, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- ----------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------- ----------------------------------------------------------------------
3 SEC USE ONLY

--------- ----------------------------------------------------------------------
4 SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
5 CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) or 2(e)                                             [_]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
----------------------- ------ -------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                1,629,543
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                NONE
         EACH           --------------------------------------------------------
       REPORTING        9      SOLE DISPOSITIVE POWER
      PERSON WITH              2,031,750
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               NONE
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,031,750
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.8%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IA
--------- ----------------------------------------------------------------------

                              (Page 2 of 25 Pages)
ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $0.001 per share (the "Stock"), of PICO Holdings, Inc. (the "Issuer"). The principle executive office of the Issuer is located at the following address:

PICO HOLDINGS, INC.
7979 IVANHOE AVENUE, SUITE 300
LA JOLLA, CALIFORNIA 92037

ITEM 2. IDENTITY AND BACKGROUND

The information regarding the persons filing this statement is as follows:

     (a)  The name of the persons filing are:

          RIVER ROAD ASSET MANAGEMENT, LLC ("RRAM") (THE "FILER").

     (b)  The business address of the Filer is as follows:

          462 SOUTH FOURTH STREET, SUITE 1600, LOUISVILLE, KY 40202


     (c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other in which such employment is conducted: RRAM IS A SECURITIES AND EXCHANGE COMMISSION REGISTERED INVESTMENT ADVISOR.

          THE NAME, BUSINESS ADDRESS, BUSINESS ACTIVITY AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER ARE SET FORTH IN ANNEX A, WHICH IS INCORPORATED HEREIN BY REFERENCE.

     (d) During the last five years, none of the Filer, or the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filer, or the persons listed in Annex A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          RRAM IS ORGANIZED UNDER THE LAWS OF DELAWARE.

          THE CITIZENSHIP OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER WHO IS A NATURAL PERSON IS SET FORTH IN ANNEX A HERETO, WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $38,903,644.92

                              (Page 3 of 25 Pages)

ITEM 4. PURPOSE OF TRANSACTION

The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filer may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of its clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filer may discuss such matters, and specifically may discuss board of director nominees and may suggest potential board of director nominees, with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filer materially modifying their ownership of the Stock. The Filer may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections (a) through (j) of Item 4 of Schedule 13D, all in order to enhance shareholder value. The Filer does not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer. Certain officers of RRAM sent a letter on February 23, 2015 to Issuer's Board of Directors suggesting that management explore the sale of non-core assets and conduct a strategic review of its core business. Certain officers of RRAM sent a second letter on March 31, 2015 to Issuer's Board of Directors expressing support for various items announced by the Issuer on March 16, 2015 and suggesting additional disclosure from the Issuer regarding the Issuer's assets and urging the Board to execute a repurchase program. A copy of the March 31, 2015 letter is attached as Exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on 23,004,618 shares of Common Stock of the Issuer outstanding as of March 13, 2015, the Filer, or the persons listed in Annex A, may be deemed to beneficially own 2,031,750, or 8.8%, of the Issuer's outstanding shares of Common Stock.

(b) The Filer, or the persons listed in Annex A, have the sole power to vote or direct the vote of 1,629,543 shares of the Stock and to dispose or direct the disposition of 2,031,750 shares of the Stock that the Filers may be deemed to beneficially own.

(c) The Filer effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filer during the sixty days prior to and including March 30, 2015 (date range: January 31, 2015 through March 30,
     2015):


(1) NAME      (2) DATE   (3) NUMBER    (4) PRICE    (5) HOW        WHERE TRANSACTED
                          OF SHARES     PER SHARE   TRANSACTED -
                          OF COMMON     OF COMMON    SELL OR BUY
                            STOCK         STOCK


RRAM           2/6/2015     240         16.24         Sell        RRAM Principal Place of Business

RRAM           2/6/2015     800         16.24         Sell        RRAM Principal Place of Business

RRAM           2/6/2015     790         16.24         Sell        RRAM Principal Place of Business

RRAM           2/6/2015     1,110       16.24         Sell        RRAM Principal Place of Business

                              (Page 4 of 25 Pages)




RRAM           2/6/2015     2,060       16.24         Sell        RRAM Principal Place of Business

RRAM          2/11/2015     3,000       15.91         Buy         RRAM Principal Place of Business

RRAM          2/11/2015     4,000       15.91         Buy         RRAM Principal Place of Business

RRAM          2/11/2015     400         15.91         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     10,528      16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     4,826       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     3,389       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     668         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     252         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     319         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     1,345       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     196         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     3,235       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     753         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     308         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     692         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     401         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     444         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     8,563       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     66          16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     7,302       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     308         16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     3,120       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     10,065      16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     1,374       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     162         16.18         Buy         RRAM Principal Place of Business

                              (Page 5 of 25 Pages)




RRAM          2/12/2015     1,214       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     1,164       16.18         Buy         RRAM Principal Place of Business

RRAM          2/12/2015     244         16.18         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     2,251       16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     1,032       16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     725         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     142         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     54          16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     68          16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     287         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     42          16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     692         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     161         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     66          16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     147         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     85          16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     95          16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     1,831       16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     14          16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     1,561       16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     66          16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     667         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     2,152       16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     294         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     34          16.39         Buy         RRAM Principal Place of Business

                              (Page 6 of 25 Pages)




RRAM          2/13/2015     259         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     248         16.39         Buy         RRAM Principal Place of Business

RRAM          2/13/2015     52          16.39         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     2,291       16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     1,051       16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     738         16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     145         16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     55          16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     69          16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     293         16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     42          16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     704         16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     164         16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     67          16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     150         16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     87          16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     96          16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     1,864       16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     14          16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     1,589       16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     67          16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     679         16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     2,190       16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     299         16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     35          16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     265         16.56         Buy         RRAM Principal Place of Business

                              (Page 7 of 25 Pages)




RRAM          2/17/2015     254         16.56         Buy         RRAM Principal Place of Business

RRAM          2/17/2015     53          16.56         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     1,903       16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     873         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     613         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     120         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     45          16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     57          16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     243         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     35          16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     585         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     137         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     55          16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     126         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     72          16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     80          16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     1,548       16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     12          16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     1,320       16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     55          16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     564         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     1,820       16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     249         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     29          16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     220         16.68         Buy         RRAM Principal Place of Business

                              (Page 8 of 25 Pages)




RRAM          2/18/2015     211         16.68         Buy         RRAM Principal Place of Business

RRAM          2/18/2015     44          16.68         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     2,446       16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     1,121       16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     787         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     156         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     58          16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     74          16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     313         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     46          16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     752         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     175         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     71          16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     161         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     93          16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     103         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     1,989       16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     15          16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     1,696       16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     71          16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     725         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     2,338       16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     319         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     37          16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     282         16.67         Buy         RRAM Principal Place of Business

RRAM          2/19/2015     271         16.67         Buy         RRAM Principal Place of Business

                              (Page 9 of 25 Pages)




RRAM          2/19/2015     57          16.67         Buy         RRAM Principal Place of Business

RRAM           3/9/2015     3,033       17.15         Buy         RRAM Principal Place of Business

RRAM           3/9/2015     1,235       17.15         Buy         RRAM Principal Place of Business

RRAM           3/9/2015     2,097       17.15         Buy         RRAM Principal Place of Business

RRAM           3/9/2015     3,346       17.15         Buy         RRAM Principal Place of Business

RRAM          3/12/2015     7,000       16.81         Buy         RRAM Principal Place of Business

RRAM          3/12/2015     500         16.67         Buy         RRAM Principal Place of Business

RRAM          3/12/2015     204         16.67         Buy         RRAM Principal Place of Business

RRAM          3/12/2015     346         16.67         Buy         RRAM Principal Place of Business

RRAM          3/12/2015     552         16.67         Buy         RRAM Principal Place of Business

RRAM          3/17/2015     190         15.52         Buy         RRAM Principal Place of Business

RRAM          3/18/2015     1,240       15.20         Buy         RRAM Principal Place of Business

RRAM          3/18/2015     4,340       15.20         Buy         RRAM Principal Place of Business

RRAM          3/18/2015     25,570      15.20         Buy         RRAM Principal Place of Business

RRAM          3/18/2015     1,880       15.18         Buy         RRAM Principal Place of Business

RRAM          3/18/2015     5,840       15.20         Buy         RRAM Principal Place of Business

RRAM          3/18/2015     320         15.17         Buy         RRAM Principal Place of Business

RRAM          3/18/2015     70          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     210         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     60          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     770         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     290         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     30          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     160         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     100         15.15         Sell        RRAM Principal Place of Business

                             (Page 10 of 25 Pages)




RRAM          3/18/2015     10          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     80          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     50          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     120         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     870         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     770         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     550         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     150         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     30          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     80          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     70          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     100         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     60          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     70          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     20          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     40          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     20          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     70          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     100         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     70          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     160         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     102         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     92          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     440         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     70          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     40          15.15         Sell        RRAM Principal Place of Business

                             (Page 11 of 25 Pages)




RRAM          3/18/2015     40          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     70          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     50          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     70          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     80          15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     140         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     980         15.15         Sell        RRAM Principal Place of Business

RRAM          3/18/2015     54          15.15         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     147         15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     250         15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     161         15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     298         15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     446         15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     80          15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     80          15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     103         15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     96          15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     95          15.01         Sell        RRAM Principal Place of Business

RRAM          3/19/2015     444         15.01         Sell        RRAM Principal Place of Business

RRAM          3/20/2015     696         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     332         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     366         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     66          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     24          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     36          15.90         Buy         RRAM Principal Place of Business

                             (Page 12 of 25 Pages)




RRAM          3/20/2015     88          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     17          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     268         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     55          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     27          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     58          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     68          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     36          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     341         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     6           15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     521         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     13          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     303         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     991         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     81          15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     6           15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     107         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     108         15.90         Buy         RRAM Principal Place of Business

RRAM          3/20/2015     27          15.90         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     8,478       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     2,999       16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     4,038       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     1,429       16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     4,447       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     1,573       16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     801         16.08         Buy         RRAM Principal Place of Business

                             (Page 13 of 25 Pages)




RRAM          3/23/2015     283         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     300         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     106         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     440         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     155         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     1,067       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     378         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     215         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     76          16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     3,260       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     1,154       16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     664         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     235         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     338         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     119         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     695         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     245         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     825         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     292         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     440         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     155         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     4,154       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     1,470       16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     82          16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     29          16.01         Buy         RRAM Principal Place of Business

                             (Page 14 of 25 Pages)




RRAM          3/23/2015     6,343       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     2,244       16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     171         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     60          16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     3,690       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     1,306       16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     12,068      16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     4,270       16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     985         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     349         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     85          16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     30          16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     1,303       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     461         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     1,306       16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     462         16.01         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     341         16.08         Buy         RRAM Principal Place of Business

RRAM          3/23/2015     120         16.01         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     10,886      16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     5,184       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     5,710       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     600         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     1,029       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     386         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     565         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     1,371       16.04         Buy         RRAM Principal Place of Business

                             (Page 15 of 25 Pages)




RRAM          3/24/2015     276         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     4,186       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     854         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     434         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     894         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     1,059       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     565         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     5,333       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     105         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     8,145       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     219         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     4,738       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     15,497      16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     1,265       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     110         16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     1,673       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     1,677       16.04         Buy         RRAM Principal Place of Business

RRAM          3/24/2015     439         16.04         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     9,362       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     4,882       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     3,330       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     400         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     541         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     199         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     340         16.16         Buy         RRAM Principal Place of Business

                             (Page 16 of 25 Pages)




RRAM          3/25/2015     1,352       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     127         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     1,727       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     565         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     204         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     873         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     550         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     267         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     5,280       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     55          16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     4,882       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     460         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     2,495       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     1,128       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     9,702       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     1,382       16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     117         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     798         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     833         16.16         Buy         RRAM Principal Place of Business

RRAM          3/25/2015     272         16.16         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     2,484       16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     1,296       16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     884         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     144         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     53          16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     90          16.08         Buy         RRAM Principal Place of Business

                             (Page 17 of 25 Pages)




RRAM          3/26/2015     359         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     33          16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     459         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     149         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     54          16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     231         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     146         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     71          16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     1,401       16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     14          16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     1,296       16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     122         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     662         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     300         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     356         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     144         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     247         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     393         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     2,575       16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     367         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     31          16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     212         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     220         16.08         Buy         RRAM Principal Place of Business

RRAM          3/26/2015     72          16.08         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     2,118       16.16         Buy         RRAM Principal Place of Business

                             (Page 18 of 25 Pages)




RRAM          3/27/2015     984         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     717         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     115         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     42          16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     72          16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     289         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     28          16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     351         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     120         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     43          16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     192         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     118         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     55          16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     1,141       16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     12          16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     1,004       16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     105         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     535         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     141         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     169         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     68          16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     116         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     187         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     2,096       16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     291         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     27          16.16         Buy         RRAM Principal Place of Business

                             (Page 19 of 25 Pages)




RRAM          3/27/2015     163         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     170         16.16         Buy         RRAM Principal Place of Business

RRAM          3/27/2015     59          16.16         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     6,427       16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     2,985       16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     2,173       16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     100         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     351         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     130         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     222         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     876         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     88          16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     1,065       16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     368         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     131         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     582         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     362         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     171         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     3,460       16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     37          16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     3,045       16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     320         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     1,621       16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     431         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     512         16.51         Buy         RRAM Principal Place of Business

                             (Page 20 of 25 Pages)




RRAM          3/30/2015     210         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     355         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     564         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     6,361       16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     880         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     84          16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     493         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     514         16.51         Buy         RRAM Principal Place of Business

RRAM          3/30/2015     180         16.51         Buy         RRAM Principal Place of Business



The transactions noted above were purchases or sales of shares effected in the open market and the table includes commissions paid in per share prices.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.


                             (Page 21 of 25 Pages)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A - Letter to the Board of Directors dated March 31, 2015.

ANNEX A - The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2015            RIVER ROAD ASSET MANAGEMENT, LLC,
                                  a Delaware limited liability company

                                  /s/  Thomas D. Mueller
                                  ------------------------
                                       By: Thomas D. Mueller
                                           Chief Operating Officer and
                                           Chief Compliance Officer




                             (Page 22 of 25 Pages)

Annex A
The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filer are set forth in Exhibit A hereto, which is incorporated herein by reference.


RIVER ROAD ASSET MANAGEMENT, LLC

NAME                 BUSINESS ADDRESS       BUSINESS ACTIVITY      PRESENT PRINCIPAL          CITIZENSHIP
                                                                   OCCUPATION OR EMPLOYMENT
Shircliff, James C.  462 S. 4th Street      Chief Investment       Chief Investment Officer   United States
                                            Officer
                     Suite 1600
                     Louisville, KY 40202

Beck, R. Andrew      462 S. 4th Street      President & CEO        President & CEO            United States
                     Suite 1600
                     Louisville, KY 40202

Sanders III, Henry   462 S. 4th Street      Executive Vice         Executive Vice President   United States
W.                                          President
                     Suite 1600
                     Louisville, KY 40202

Forsha, Thomas S.    462 S. 4th Street      Co-Chief Investment    Co-Chief Investment        United States
                                            Officer                Officer
                     Suite 1600
                     Louisville, KY 40202

Deuser, Greg E.      462 S. 4th Street      Chief Risk Officer     Chief Risk Officer         United States
                     Suite 1600
                     Louisville, KY 40202

Mueller, Thomas D.   462 S. 4th Street      Chief Operating        Chief Operating Officer    United States
                                            Officer and Chief      and Chief Compliance
                                            Compliance Officer     Officer
                     Suite 1600
                     Louisville, KY 40202

                             (Page 23 of 25 Pages)